THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT TO RULE 101(d) OF REGULATION S-T

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            INFORMATION REQUIREMENTS FOR FILINGS UPON ACQUISITION OF
             FIVE PERCENT OF A CLASS OF EQUITY SECURITIES SUBJECT TO
                   THE REPORTING REQUIREMENTS OF THE 1934 ACT


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                          Cross Media Marketing Corp.
                          ----------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
                         -------------------------------
                         (Title of Class of Securities)


                                    22754R201
                                  -------------
                                 (CUSIP Number)


                        Stuart M. Leudan, Vice President
                                 Morphink, Inc.
                           1035 Pearl Street 5th Floor
                                Boulder, CO 80302
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                October 21, 2002
            --------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP No.  22754R201
           ---------

1    Name of Reporting Person

     Morphink, Inc.


2    Check the Appropriate Box if a Member of a Group          a -------

                                                               b   X
                                                                 -------

3    SEC USE ONLY


4    Source of Funds *

     Principal Shareholder


5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) _


6    Citizenship or Place of Organization

     Wyoming, United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    Sole Voting Power:          1,193,293


8    Shared Voting Power:              -0-


9    Sole Dispositive Power:     1,193,293


10   Shared Dispositive Power:         -0-


11   Aggregate Amount Beneficially Owned by Each Reporting Person: 1,193,293


12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares *
                                                                            ----

13   Percent of Class Represented by Amount in Row (11): 7.92%


14   Type of Reporting Person *

     CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1: SECURITY AND COMPANY

     This Schedule relates to the acquisition of beneficial ownership of Common Stock, $.001 par value per share, of Cross Media Marketing Corp. (hereinafter the "Company"), whose principal place of business is located at 461 Fifth Avenue, New York, 10017.

ITEM 2: IDENTITY AND BACKGROUND OF REPORTING PERSONS

     a.   Name -   Morphink, Inc., a Wyoming Corporation
                   Principal Office:       1035 Pearl Street 5th Floor
                                           Boulder, CO 80302
                   Principal Business:     Ownership of investments

     b.   Address - 461 Fifth Avenue, New York, NY 10017

     c.   Occupation-- Ownership of investments

     d. During the past five years, the Reporting Person has not been convicted in any criminal proceeding.

     e. During the past five years, the Reporting Person has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, Federal or state securities laws.

     f. The Reporting Persons is a citizen of the United States of America.


Item 3: SOURCE OF FUNDS OR OTHER CONSIDERATION

        Principal Shareholder


Item 4: PURPOSE OF TRANSACTION

Investment. There are no plans to acquire additional securities of the issuer or any plans to affect management or the board of directors.

ITEM 5: INTEREST IN SECURITIES OF THE COMPANY


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

        NONE

ITEM 7: MATERIAL TO BE FILED AS EXHIBITS

         NONE

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, correct and complete.




/s/ Stuart M. Leudan                                Date:  October 25, 2002
--------------------------------                           ----------------
Stuart M. Leudan, Vice President